August 8, 2012

Via Edgar and Email

Mr. Hugh West

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.E.

Washington, D.C. 20549

U.S.A.

RE:	The Bank of Nova Scotia

Form 40-F for the Fiscal Year Ended October 31, 2011

Filed December 2, 2011

File No. 002-09048

Dear Mr. West,

We are in receipt of your comment letter dated July 17, 2012 regarding The Bank of Nova Scotia’s Form 40-F for the fiscal year ended October 31, 2011. Pursuant to our telephone conversation with Lindsay McCord on or around July 18, 2012, we hereby respectfully request an extension of the period in which we are to provide a response to your comment letter to Friday, August 10, 2012.

Yours truly,

Sean McGuckin

Executive Vice-President and Chief Financial Officer